Mail Stop 4561

June 26, 2008

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **Form DEF A**
> **Filed April 16, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008**
> **Filed May 2, 2008**
> **File No. 000-10200**

Dear Mr. West:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant